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Exhibit 99.2

    Annual Audited

    Consolidated

    Financial Statements

(Prepared in accordance with International
Financial Reporting Standards)

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2018, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 26, 2019	By	/s/ SEAN BOYD Sean Boyd Vice-Chairman and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

2   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 26, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Toronto, Canada	We have served as the Company's auditor since 1983
March 26, 2019

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited:

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Agnico Eagle Mines Limited. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years then ended, and the related notes and our report dated March 26, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Toronto, Canada
March 26, 2019

4   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)

	As at December 31, 2018	As at December 31, 2017

		Restated (Note 3)
ASSETS

Current assets:

Cash and cash equivalents	$301,826	$632,978

Short-term investments	6,080	10,919

Trade receivables (Notes 6 and 19)	10,055	12,000

Inventories (Note 7)	494,150	500,976

Income taxes recoverable (Note 25)	17,805	13,598

Equity securities (Notes 6 and 8)	76,532	122,775

Fair value of derivative financial instruments (Notes 6 and 21)	180	17,240

Other current assets (Note 9(A))	165,824	151,048

Total current assets	1,072,452	1,461,534

Non-current assets:

Goodwill (Note 23)	407,792	696,809

Property, plant and mine development (Note 10)	6,234,302	5,626,552

Other assets (Note 9(B))	138,297	80,706

Total assets	$7,852,843	$7,865,601

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities (Note 11)	$310,597	$290,722

Reclamation provision (Note 12)	5,411	10,038

Interest payable	16,531	12,894

Income taxes payable (Note 25)	18,671	16,755

Finance lease obligations (Note 13(A))	1,914	3,412

Fair value of derivative financial instruments (Notes 6 and 21)	8,325	–

Total current liabilities	361,449	333,821

Non-current liabilities:

Long-term debt (Note 14)	1,721,308	1,371,851

Reclamation provision (Note 12)	380,747	345,268

Deferred income and mining tax liabilities (Note 25)	796,708	827,341

Other liabilities (Note 15)	42,619	40,329

Total liabilities	3,302,831	2,918,610

EQUITY

Common shares (Note 16):
Outstanding — 235,025,507 common shares issued, less 566,910 shares held in trust	5,362,169	5,288,432

Stock options (Notes 16 and 17)	197,597	186,754

Contributed surplus	37,254	37,254

Deficit	(988,913)	(598,889)

Other reserves (Note 18)	(58,095)	33,440

Total equity	4,550,012	4,946,991

Total liabilities and equity	$7,852,843	$7,865,601

Commitments and contingencies (Note 27)

On behalf of the Board:

Sean Boyd, CPA, CA, Director	Dr. Leanne M. Baker, Director

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   5

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2018	2017 Restated (Note 3)

REVENUES

Revenues from mining operations (Note 19)	$2,191,221	$2,242,604

COSTS, EXPENSES AND OTHER INCOME

Production(i)	1,160,355	1,057,842

Exploration and corporate development	137,670	141,450

Amortization of property, plant and mine development (Note 10)	553,933	508,739

General and administrative	124,873	115,064

Impairment loss on equity securities (Note 8)	–	8,532

Finance costs (Note 14)	96,567	78,931

Loss (gain) on derivative financial instruments (Note 21)	6,065	(17,898)

Environmental remediation (Note 12)	14,420	1,219

Impairment loss (Note 24)	389,693	–

Foreign currency translation loss	1,991	13,313

Other income (Note 22)	(35,294)	(3,877)

Income (loss) before income and mining taxes	(259,052)	339,289

Income and mining taxes expense (Note 25)	67,649	98,494

Net income (loss) for the year	$(326,701)	$240,795

Net income (loss) per share — basic (Note 16)	$(1.40)	$1.05

Net income (loss) per share — diluted (Note 16)	$(1.40)	$1.04

Cash dividends declared per common share	$0.44	$0.41

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

6   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars)

	Year Ended December 31,

	2018	2017 Restated (Note 3)

Net income (loss) for the year	$(326,701)	$240,795

Other comprehensive income (loss):

Items that may be subsequently reclassified to net income:

Equity securities (Note 8):

Unrealized change in fair value of equity securities	–	(21,179)

Reclassification to impairment loss on equity securities	–	8,532

Reclassification to gain on sale of equity securities	–	(168)

Derivative financial instruments (Note 21):

Unrealized change in fair value of cash flow hedges	(6,984)	10,763

Unrealized change in fair value of cost of hedging	(3,092)	3,092

Income tax impact of reclassification items (Note 25)	–	(1,117)

Income tax impact of other comprehensive income (loss) items (Note 25)	–	1,390

	(10,076)	1,313

Items that will not be subsequently reclassified to net income:

Pension benefit obligations:

Remeasurement gain (loss) of pension benefit obligations (Note 15)	841	(1,772)

Income tax impact (Note 25)	(38)	399

Equity securities (Note 8):

Net change in fair value of equity securities at FVOCI	(39,585)	–

	(38,782)	(1,373)

Other comprehensive loss for the year	(48,858)	(60)

Comprehensive income (loss) for the year	$(375,559)	$240,735

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   7

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity

Balance at December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

Net income (Restated – Note 3)	–	–	–	–	240,795	–	240,795

Other comprehensive income (loss) (Restated – Note 3)	–	–	–	–	(1,373)	1,313	(60)

Total comprehensive income (Restated – Note 3)	–	–	–	–	239,422	1,313	240,735

Transactions with owners:

Shares issued under employee stock option plan (Notes 16 and 17(A))	1,538,729	56,802	(12,603)	–	–	–	44,199

Stock options (Notes 16 and 17(A))	–	–	19,505	–	–	–	19,505

Shares issued under incentive share purchase plan (Note 17(B))	382,663	17,379	–	–	–	–	17,379

Shares issued under dividend reinvestment plan	402,877	17,816	–	–	–	–	17,816

Equity issuance (net of transaction costs) (Note 16)	5,003,412	215,013	–	–	–	–	215,013

Dividends declared ($0.41 per share)	–	–	–	–	(93,858)	–	(93,858)

Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (Notes 16 and 17(C,D))	(42,380)	(6,272)	–	–	–	–	(6,272)

Restated Balance at December 31, 2017	232,250,441	$5,288,432	$186,754	$37,254	$(598,889)	$33,440	$4,946,991

Impact of adopting IFRS 9 on January 1, 2018 (net of tax) (Note 3)	–	–	–	–	39,385	(39,385)	–

Adjusted balance at January 1, 2018	232,250,441	$5,288,432	$186,754	$37,254	$(559,504)	$(5,945)	$4,946,991

Net loss	–	–	–	–	(326,701)	–	(326,701)

Other comprehensive income (loss)	–	–	–	–	803	(49,661)	(48,858)

Total comprehensive loss	–	–	–	–	(325,898)	(49,661)	(375,559)

Transfer of loss on disposal of equity securities at FVOCI to deficit	–	–	–	–	(1,290)	1,290	–

Hedging gains and costs of hedging transferred to property, plant and mine development	–	–	–	–	–	(3,779)	(3,779)

Transactions with owners:

Shares issued under employee stock option plan (Notes 16 and 17(A))	1,220,921	39,923	(8,961)	–	–	–	30,962

Stock options (Notes 16 and 17(A))	–	–	19,804	–	–	–	19,804

Shares issued under incentive share purchase plan (Note 17(B))	515,432	20,595	–	–	–	–	20,595

Shares issued under dividend reinvestment plan	495,819	18,286	–	–	–	–	18,286

Dividends declared ($0.44 per share)	–	–	–	–	(102,221)	–	(102,221)

Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (Notes 16 and 17(C,D))	(24,016)	(5,067)	–	–	–	–	(5,067)

Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

See accompanying notes

8   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)

	Year Ended December 31,

	2018	2017 Restated (Note 3)

OPERATING ACTIVITIES

Net (loss) income for the year	$(326,701)	$240,795

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development (Note 10)	553,933	508,739

Deferred income and mining taxes (Note 25)	(30,961)	10,855

Stock-based compensation (Note 17)	50,658	43,674

Impairment loss on equity securities (Note 8)	–	8,532

Impairment loss (Note 24)	389,693	–

Foreign currency translation loss	1,991	13,313

Other	11,610	18,286

Adjustment for settlement of reclamation provision	(4,685)	(4,824)

Changes in non-cash working capital balances:

Trade receivables	1,945	(3,815)

Income taxes	(2,291)	(31,913)

Inventories	(52,316)	(64,889)

Other current assets	(18,326)	(13,722)

Accounts payable and accrued liabilities	29,034	44,694

Interest payable	2,066	(2,168)

Cash provided by operating activities	605,650	767,557

INVESTING ACTIVITIES

Additions to property, plant and mine development (Note 10)	(1,089,100)	(874,153)

Acquisition (Note 5)	(162,479)	(71,989)

Proceeds from sale of property, plant and mine development (Note 10)	35,246	–

Net sales (purchases) of short-term investments	4,839	(2,495)

Net proceeds from sale of equity securities (Note 8)	17,499	333

Purchases of equity securities and other investments (Note 8)	(11,163)	(51,724)

Decrease (increase) in restricted cash	790	(24)

Cash used in investing activities	(1,204,368)	(1,000,052)

FINANCING ACTIVITIES

Dividends paid	(83,961)	(76,075)

Repayment of finance lease obligations (Note 13(A))	(3,382)	(5,252)

Proceeds from long-term debt (Note 14)	300,000	280,000

Repayment of long-term debt (Note 14)	(300,000)	(410,412)

Notes issuance (Note 14)	350,000	300,000

Long-term debt financing costs (Note 14)	(3,215)	(3,505)

Repurchase of common shares for stock-based compensation plans (Notes 16 and 17(C,D))	(30,062)	(24,684)

Proceeds on exercise of stock options (Note 17(A))	30,962	44,199

Common shares issued (Note 16)	13,757	224,896

Cash provided by financing activities	274,099	329,167

Effect of exchange rate changes on cash and cash equivalents	(6,533)	(3,668)

Net (decrease) increase in cash and cash equivalents during the year	(331,152)	93,004

Cash and cash equivalents, beginning of year	632,978	539,974

Cash and cash equivalents, end of year	$301,826	$632,978

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$91,079	$78,885

Income and mining taxes paid	$106,568	$127,915

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   9

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

1.   CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on March 26, 2019.

2.   BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

  B)
  Basis of Presentation

    Overview

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. Significant accounting policies are presented in Note 3 to these consolidated financial statements and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC")

10   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through the consolidated statements of income (loss), unless the preliminary fair value of contingent consideration as at the acquisition date is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed retrospectively to the acquisition date.

    Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through the consolidated statements of income (loss) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries that are not held by the Company as at the date of acquisition. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

  B)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    revenue and expense items are translated using the average exchange rate during the period.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   11

  C)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

  D)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as financial assets measured at amortized cost, which approximates fair value given the short-term nature of these investments.

  E)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

    The current portion of ore stockpiles, ore in leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  F)
  Financial Instruments

    The Company has adopted IFRS 9 – Financial Instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis where appropriate; however, in accordance with the transitional provisions of IFRS 9, comparative figures have not been restated except for the presentation of changes in the fair value of the time value component of options that the Company has designated as hedging items. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39 – Financial Instruments: Recognition and Measurement. Both accounting policies are discussed below.

    Accounting Policy applicable under IFRS 9:

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, and long-term debt are measured at amortized

12   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    cost using the effective interest method. Other financial assets and liabilities are recorded at fair value subsequent to initial recognition.

    Equity Securities

    The Company's equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at fair value through other comprehensive income ("FVOCI") where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The election is made on an investment-by-investment basis.

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecasted transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

    The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss). Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

    Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

    Accounting Policy applicable under IAS 39:

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as trade receivables, accounts payable and accrued liabilities and long-term debt are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value through the consolidated statements of income and comprehensive income.

    Available-for-sale Securities

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. Investments are designated as available-for-sale based on the criteria that the Company does not hold these for trading purposes. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Unrealized gains and losses recorded to measure available-for-sale securities at fair value are recognized in other comprehensive income.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   13

    In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be significant or prolonged, an impairment charge is recorded in the consolidated statements of income and comprehensive income. The Company assesses whether a decline in value is considered to be significant or prolonged by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost and the financial condition of the investee.

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income and comprehensive income or in equity as a component of accumulated other comprehensive income, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

  G)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

  H)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining Properties

    The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly

14   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) when the asset is derecognized.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2018 range from an estimated 2 to 17 years.

    The following table sets out the useful lives of certain assets:

Useful Life

Building	5 to 30 years

Leasehold Improvements	15 years

Software and IT Equipment	1 to 10 years

Furniture and Office Equipment	3 to 5 years

Machinery and Equipment	1 to 30 years

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   15

    Mine Development Costs

    Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

    Production stage stripping costs provide a future economic benefit when:

    •
    it is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    the Company can identify the component of the ore body for which access has been improved; and

    •
    the costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

    Leases

    The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

16   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statements of income (loss) as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

    All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income (loss) on a straight-line basis over the lease term.

  I)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    completion of a reasonable period of testing mine plant and equipment;

    •
    ability to produce minerals in saleable form (within specifications); and

    •
    ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  J)
  Impairment of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

    Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   17

    an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statements of income (loss) in the period in which they occur.

  K)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income (loss) over the period to maturity using the effective interest rate method.

  L)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income (loss).

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income (loss).

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived

18   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income (loss).

  M)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company.

    The Company provides a defined benefit retirement program (the "Retirement Program") for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed more than 10 years as a permanent employee and have attained a minimum age of 57. The Retirement Program is not funded.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   19

    liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not subsequently recognized in net income.

  N)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income (loss).

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  O)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with

20   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the "Participants") of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

    Performance Share Unit ("PSU") Plan

    The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the PSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

  P)
  Revenue from Contracts with Customers

    The Company has adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") effective January 1, 2018 on a modified retrospective basis in accordance with the transitional provisions of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior reporting period amounts have not been restated and continue to be reported under IAS 18 – Revenue ("IAS 18"). Both accounting policies are disclosed below.

    Gold and Silver

    The Company sells gold and silver to customers in the form of bullion and dore bars.

    The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer's metal account, the customer has legal title to,

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   21

    physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

    Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Metal Concentrates

    The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

    The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

    The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

    Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

    Accounting Policy applicable before January 1, 2018:

    Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

    Revenue from the sale of gold and silver is recognized when the following conditions have been met:

    •
    the Company has transferred to the buyer the significant risks and rewards of ownership;

    •
    the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

22   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    •
    the amount of revenue can be measured reliably;

    •
    it is probable that the economic benefits associated with the transaction will flow to the Company; and

    •
    the costs incurred or to be incurred in respect of the transaction can be measured reliably.

    Revenue from gold and silver in the form of dore bars and gold contained in copper concentrate is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

  Q)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item of the consolidated balance sheets.

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  R)
  Net Income Per Share

    Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

    •
    the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   23

  S)
  Income Taxes

    Current and deferred tax expenses are recognized in the consolidated statements of income (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

    Deferred taxes are not recognized in the following circumstances:

    •
    where a deferred tax liability arises from the initial recognition of goodwill;

    •
    where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and

    •
    for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Recently Adopted Accounting Pronouncements

IFRS 15 – Revenue from Contracts with Customers

The Company has adopted IFRS 15 effective January 1, 2018 on a modified retrospective basis in accordance with the transitional provisions of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior reporting period amounts have not been restated and continue to be reported under IAS 18 (accounting standard in effect for those periods).

The Company has concluded that there are no significant differences between the point of transfer of risks and rewards for its metals under IAS 18 and the point of transfer of control under IFRS 15. No adjustment has been recorded to the opening balance sheet at January 1, 2018.

IFRS 9 – Financial Instruments

The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis where appropriate; however in accordance with the transitional provisions of IFRS 9, comparative figures have not been restated except for the presentation of changes in the fair value of the time value component of options that the Company has designated as hedging items. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

24   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As detailed below, the Company has changed its accounting policy for financial instruments retrospectively, except where described below. The main areas of change and corresponding transitional adjustments applied on January 1, 2018 are as follows:

  i.
  Impact of adoption on the accounting for equity securities previously designated as available-for-sale

    Upon adoption, investments in publicly traded equity securities held by the Company have been classified as fair value through other comprehensive income pursuant to the irrevocable election available under IFRS 9. These investments are recorded at fair value and changes in the fair value of these investments are recognized permanently in other comprehensive income. Upon adoption, an adjustment was recorded to reclassify the accumulated impairment losses on these investments. The adjustment to reduce the opening deficit on January 1, 2018 was $44.1 million ($39.4 million net of tax) with a corresponding adjustment to other reserves. There was no impact on net loss for 2018.

  ii.
  Impact of adoption on the accounting for derivative financial instruments

    Upon adoption, the Company reassessed all of its existing hedge relationships that qualified for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement ("IAS 39") and determined that these continued to qualify for hedge accounting under IFRS 9.

    Under IFRS 9, the Company changed the presentation of the time value component of changes in the fair value of an option that is a hedging item. This time value component has been recorded in other comprehensive income, rather than in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss). Generally the hedge accounting requirements of IFRS 9 are adopted on a prospective basis; however the adjustment for the time value component requires retrospective application including restatement of comparative period presentation.

    For the year ended December 31, 2017, the Company has reclassified the portion of the loss (gain) on derivative financial instruments that was due to the change in the time value component of hedging items to the unrealized change in fair value of cost of hedging recorded in other comprehensive loss. This resulted in a decrease in net income of $3.1 million and a corresponding decrease in other comprehensive loss for the year ended December 31, 2017.

Financial Assets

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument's contractual cash flow characteristics and the business models under which they are held. At initial recognition, financial assets are measured at fair value. Under the IFRS 9 model for classification of financial assets the Company has classified and measured its financial assets as described below:

    •
    Cash and cash equivalents, restricted cash, and short-term investments are classified as financial assets measured at amortized cost. Previously under IAS 39 these amounts were classified as held to maturity.

    •
    Trade receivables are classified as financial assets at fair value through profit or loss and measured at fair value during the quotational period until the final settlement price is determined. Once the final settlement price is determined, trade receivables are classified as financial assets measured at amortized cost. Previously under IAS 39, trade receivables were classified as loans and receivables measured at amortized cost except for the provisional pricing embedded derivative that was measured at fair value through profit or loss.

Except as noted above, the adoption of IFRS 9 did not result in a change in the carrying values of any of the Company's financial assets on the transition date.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   25

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Liabilities

Financial liabilities are recognized initially at fair value and in the case of financial liabilities not subsequently measured at fair value, net of directly attributable transaction costs. Financial liabilities are derecognized when the obligation specified in the contract is discharged, canceled, or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Accounts payable and accrued liabilities, interest payable and long-term debt are classified as financial liabilities to be subsequently measured at amortized cost.

Expected Credit Loss Impairment Model

IFRS 9 introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company's financial statements, and did not result in a transitional adjustment.

Recently Issued Accounting Pronouncements

IFRS 16 – Leases

In January 2016, IFRS 16 – Leases was issued, which requires lessees to recognize assets and liabilities for most leases, as well as corresponding amortization and finance expense. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Company will adopt the new standard beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis.

The Company has assessed the estimated impact of the initial application of IFRS 16 on the consolidated financial statements. The new standard will result in an increase in assets and liabilities, a corresponding increase in amortization and finance expense and a decrease in production costs and general and administrative expenses. Cash flow from operating activities will increase under the new standard because lease payments for most leases will be recorded as cash outflows from financing activities in the statements of cash flows. The Company will elect not to bring short-term leases or low value leases on the balance sheet and costs for these items will continue to be expensed in the consolidated statement of income (loss). Based on the information currently available, the Company estimates that it will recognize additional lease liabilities and right of use assets of between $75.0 to $95.0 million as at January 1, 2019.

IFRIC 23 – Uncertainty Over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 – Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. More specifically, it will provide guidance in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when uncertainty exists. IFRIC 23 is applicable for annual reporting periods beginning on or after January 1, 2019. The Company has determined that there will be no impact on the Company's current and deferred income tax balances as a result of the adoption of IFRIC 23.

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial

26   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty. Judgement is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income (loss).

Mineral Reserve and Mineral Resource Estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company's mining properties. The estimates are based on information compiled by "qualified persons" as defined under the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company's consolidated balance sheets and consolidated statements of income (loss), including:

  •
  the carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

  •
  amortization charges in the consolidated statements of income (loss) may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

  •
  capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;

  •
  reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and

  •
  mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   27

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the commercial production stage. The Company considers the factors outlined in Note 3(I) to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company's total assets and as such the amortization of these assets has a significant effect on the Company's consolidated financial statements. Amortization is charged according to the pattern in which an asset's future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset's useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Development Stage Expenditures

The application of the Company's accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined.

28   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

  •
  the level of geological certainty of the mineral deposit;

  •
  life of mine plans or economic models to support the economic extraction of reserves and mineral resources;

  •
  a preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;

  •
  reasonable expectations that operating permits will be obtained; and

  •
  approval by the Board of Directors for development of the project.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. ("Yamana") to each acquire 50.0% of the shares of Osisko (now CMC) under the principles of IFRS 11 – Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  the requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  the parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and

  •
  if the selling price drops below cost, the joint operators are required to cover any obligations the Partnership cannot satisfy.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   29

5.   ACQUISITIONS

CMC Exploration Assets

On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC, including the Kirkland Lake and Hammond Reef gold projects (the "CMC Exploration Assets") by way of an asset purchase agreement (the "CMC Purchase Agreement") dated December 21, 2017. On the closing of the transactions relating to the CMC Purchase Agreement, Agnico acquired all of Yamana's indirect 50% interest in the CMC Exploration Assets, giving Agnico Eagle 100% ownership of the CMC Exploration Assets.

Pursuant to the CMC Purchase Agreement, the effective consideration for the CMC Exploration Assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid at closing.

The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired in addition to the purchase price allocation set out below.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$162,479

Total purchase price to allocate	$162,479

Fair value of assets acquired and liabilities assumed:

Mining properties	$161,242

Plant and equipment	2,423

Reclamation provision	(1,186)

Net assets acquired	$162,479

30   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Santa Gertrudis Project

On November 1, 2017, the Company acquired 100% of the issued and outstanding shares of Animas Resources Ltd. ("Animas"), a wholly-owned Canadian subsidiary of GoGold Resources Inc ("Go Gold") by way of a subscription and share purchase agreement (the "Animas Agreement") dated September 5, 2017. On the closing of the transactions relating to the Animas Agreement, Animas owned a 100% interest in the Santa Gertrudis exploration project located in Sonora, Mexico, indirectly, through three wholly-owned Mexican subsidiaries.

Pursuant to the Animas Agreement, consideration for the acquisition of shares of Animas totaled $80.0 million less a working capital adjustment of $0.4 million, comprised of $72.0 million in cash payable at closing and the extinguishment of a $7.5 million loan advanced to GoGold on the date of the Animas Agreement that bore interest at a rate of 10% per annum. The principle amount of the loan, along with all accrued interest, was repaid upon closing of the Animas Agreement by way of a set-off against the purchase price.

In connection with the transaction, GoGold was granted a 2.0% net smelter return royalty on production from the Santa Gertrudis project, 50% of which may be repurchased by the Company at any time for $7.5 million.

The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.9 million were capitalized to the mining properties acquired in addition to the purchase price allocation set out below.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$71,999

Loan obligation set-off	7,621

Total purchase price to allocate	$79,620

Fair value of assets acquired and liabilities assumed:

Mining properties	$79,201

Cash and cash equivalents	10

Other current assets	1,214

Accounts payable and accrued liabilities	(805)

Net assets acquired	$79,620

6.   FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   31

    Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

The fair values of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

Long-term debt is recorded on the consolidated balance sheets at December 31, 2018 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2018, the Company's long-term debt had a fair value of $1,762.2 million (2017 – $1,499.4 million).

The following table sets out the Company's financial assets measured at fair value on a recurring basis as at December 31, 2018 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$10,055	$–	$10,055

Equity securities	61,245	15,287	–	76,532

Fair value of derivative financial instruments	–	180	–	180

Total financial assets	$61,245	$25,522	$–	$86,767

Financial liabilities:

Fair value of derivative financial instruments	$–	$8,325	$–	$8,325

Total financial liabilities	$–	$8,325	$–	$8,325

32   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2017 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$12,000	$–	$12,000

Equity securities	110,664	12,111	–	122,775

Fair value of derivative financial instruments	–	17,240	–	17,240

Total financial assets	$110,664	$41,351	$–	$152,015

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

Equity Securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   33

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

6.   FAIR VALUE MEASUREMENT (Continued)

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

7.   INVENTORIES

	As at December 31, 2018	As at December 31, 2017

Ore in stockpiles and on leach pads	$65,616	$108,161

Concentrates and dore bars	100,420	123,047

Supplies	328,114	269,768

Total current inventories	$494,150	$500,976

Non-current ore in stockpiles and on leach pads(i)	116,762	69,587

Total inventories	$610,912	$570,563

Note:

(i)
Ore that the Company does not expect to process within 12 months is classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

During the year ended December 31, 2018, a charge of $16.0 million (2017 – $2.5 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.   EQUITY SECURITIES

Upon adoption of IFRS 9, the Company made the irrevocable election to designate all of its investments in equity securities as financial assets at fair value through other comprehensive income and measured at fair value. The Company considers this to be an appropriate classification because the securities are strategic investments in nature and not held for trading.

The following table sets out the Company's equity securities which have been designated at FVOCI:

As at December 31, 2018(i)

Orla Mining Ltd.	$13,563

White Gold Corp.	25,029

Other(ii)	37,940

Total equity securities	$76,532

Notes:

(i)
Prior to the adoption of IFRS 9 on January 1, 2018, the Company's equity securities were classified as available-for-sale.

(ii)
The balance is comprised of 23 equity investments that are individually immaterial.

34   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Disposal of Equity Securities

During the year ended December 31, 2018 the Company sold its interest in certain equity securities as they no longer fit the Company's investment strategy. The fair value at the time of sale was $17.5 million and the Company recognized a cumulative net loss on disposal of $1.3 million which was transferred to deficit.

During the year ended December 31, 2017, the Company sold its interest in certain equity securities as they no longer fit the Company's investment strategy. The shares had a cumulative fair value of $0.3 million at the time of sale and the Company recognized a gain before income taxes of $0.2 million. In accordance with the Company's accounting policy for the year ended December 31, 2017, the gain and associated tax impact was transferred from other comprehensive income to the consolidated statements of income (loss) at the date of sale.

Impairment Loss on Equity Securities

For the year ended December 31, 2018, changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

Prior to the adoption of IFRS 9 on January 1, 2018, the Company recognized an impairment loss on equity securities of $8.5 million for the year ended December 31, 2017. Impairment loss evaluations of equity securities were based on whether a decline in fair value was considered to be significant or prolonged.

9.   OTHER ASSETS

  A)
  Other Current Assets
	As at December 31, 2018	As at December 31, 2017

Federal, provincial and other sales taxes receivable	$93,294	$83,593

Prepaid expenses	55,146	53,503

Other	17,384	13,952

Total other current assets	$165,824	$151,048

  B)
  Other Assets
	As at December 31, 2018	As at December 31, 2017

Non-current ore in stockpiles and on leach pads	$116,762	$69,587

Non-current prepaid expenses	13,736	5,551

Other	7,799	5,568

Total other assets	$138,297	$80,706

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   35

10. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Total

As at December 31, 2016	$1,605,536	$2,024,283	$1,476,217	$5,106,036

Additions	174,374	221,924	648,242	1,044,540

Disposals	(6,750)	(9,354)	–	(16,104)

Amortization	(127,579)	(276,493)	(103,848)	(507,920)

Transfers between categories	19,946	30,761	(50,707)	–

As at December 31, 2017	1,665,527	1,991,121	1,969,904	5,626,552

Additions	335,938	247,655	681,882	1,265,475

Impairment loss	(100,676)	–	–	(100,676)

Disposals	(8,554)	(5,590)	–	(14,144)

Amortization	(146,793)	(268,028)	(128,084)	(542,905)

Transfers between categories	29,621	19,709	(49,330)	–

As at December 31, 2018	$1,775,063	$1,984,867	$2,474,372	$6,234,302

As at December 31, 2017

Cost	$2,782,732	$4,602,106	$2,648,514	$10,033,352

Accumulated amortization and impairments	(1,117,205)	(2,610,985)	(678,610)	(4,406,800)

Carrying value – December 31, 2017	$1,665,527	$1,991,121	$1,969,904	$5,626,552

As at December 31, 2018

Cost	$3,135,284	$4,839,166	$3,281,066	$11,255,516

Accumulated amortization and impairments	(1,360,221)	(2,854,299)	(806,694)	(5,021,214)

Carrying value – December 31, 2018	$1,775,063	$1,984,867	$2,474,372	$6,234,302

As at December 31, 2018, assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development amounted to $1,424.2 million (2017 – $910.6 million).

During the year ended December 31, 2018, the Company disposed of property, plant and mine development with a carrying value of $14.1 million (2017 – $16.1 million). The loss on disposal was recorded in the other income line item in the consolidated statements of income (loss).

36   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Geographic Information:

	As at December 31, 2018	As at December 31, 2017

Northern Business:
Canada	$4,386,051	$3,730,809

Finland	996,946	889,610

Sweden	13,812	13,812

Southern Business:
Mexico	835,797	982,115

United States	1,696	10,206

Total property, plant and mine development	$6,234,302	$5,626,552

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2018	As at December 31, 2017

Trade payables	$163,032	$144,135

Wages payable	51,378	50,380

Accrued liabilities	75,287	76,562

Other liabilities	20,900	19,645

Total accounts payable and accrued liabilities	$310,597	$290,722

In 2018 and 2017, the other liabilities balance consisted primarily of various employee payroll tax withholdings and other payroll taxes.

12. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2018 ranged between 0.79% and 2.64% (2017 – between 1.14% and 2.39%).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   37

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations. The settlement of the obligation is estimated to occur through to 2067.

	Year Ended December 31, 2018	Year Ended December 31, 2017

Asset retirement obligations – long-term, beginning of year	$341,077	$259,706

Asset retirement obligations – current, beginning of year	8,609	5,953

Current year additions and changes in estimate, net	45,470	58,891

Current year accretion	7,500	5,247

Liabilities settled	(2,315)	(1,115)

Foreign exchange revaluation	(25,353)	21,004

Reclassification from long-term to current, end of year	(3,856)	(8,609)

Asset retirement obligations – long-term, end of year	$371,132	$341,077

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2026.

	Year Ended December 31, 2018	Year Ended December 31, 2017

Environmental remediation liability – long-term, beginning of year	$4,191	$5,602

Environmental remediation liability – current, beginning of year	1,429	3,240

Current year additions and changes in estimate, net	8,285	850

Liabilities settled	(2,370)	(4,559)

Foreign exchange revaluation	(365)	487

Reclassification from long-term to current, end of year	(1,555)	(1,429)

Environmental remediation liability – long-term, end of year	$9,615	$4,191

13. LEASES

  A)
  Finance Leases

    The Company has entered into sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with IAS 17 – Leases ("IAS 17"). The sale-leaseback agreements have an average effective annual interest rate of 3.3% and maturities up to 2019.

38   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. As at December 31, 2018, the total net book value of assets recorded under sale-leaseback finance leases amounted to $1.5 million (2017 – $3.3 million).

    The Company has agreements with third party providers of mobile equipment with an average effective annual interest rate of 4.3% and maturities up to 2019. These arrangements represent finance leases in accordance with the guidance in IAS 17. As at December 31, 2018, the Company's attributable finance lease obligations were $1.9 million (2017 – $3.3 million).

    The following table sets out future minimum lease payments under finance leases together with the present value of the net minimum lease payments:

	As at December 31, 2018			As at December 31, 2017
	Minimum Finance Lease Payments	Interest	Present Value	Minimum Finance Lease Payments	Interest	Present Value

Within 1 year	$1,970	$56	$1,914	$3,570	$158	$3,412

Between 1 – 5 years	–	–	–	1,971	56	1,915

Total	$1,970	$56	$1,914	$5,541	$214	$5,327

    As at December 31, 2018, the total net book value of assets recorded under finance leases, including sale-leaseback finance leases, was $3.8 million (2017 – $8.4 million). The amortization of assets recorded under finance leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   39

  B)
  Operating Leases

    The Company has a number of operating lease agreements involving office facilities and equipment. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

	As at December 31, 2018	As at December 31, 2017

Within 1 year	$15,711	$4,305

Between 1 – 3 years	27,011	7,415

Between 3 – 5 years	21,186	7,484

Thereafter	28,341	9,429

Total	$92,249	$28,633

    During the year ended December 31, 2018, $14.1 million (2017 – $6.3 million) of operating lease payments were recognized in the consolidated statements of income (loss).

14. LONG-TERM DEBT

	As at December 31, 2018	As at December 31, 2017

Credit Facility(i)(ii)	$(5,708)	$(6,181)

2018 Notes(i)(iii)	347,803	–

2017 Notes(i)(iii)	298,022	297,784

2016 Notes(i)(iii)	348,265	348,002

2015 Note(i)(iii)	49,560	49,495

2012 Notes(i)(iii)	199,233	199,063

2010 Notes(i)(iii)	484,133	483,688

Total long-term debt	$1,721,308	$1,371,851

Notes:

(i)
Inclusive of unamortized deferred financing costs.

(ii)
There were no amounts outstanding under the Credit Facility (as defined below) as at December 31, 2018 and December 31, 2017. The December 31, 2018 and December 31, 2017 balances relate to deferred financing costs which are being amortized on a straight-line basis until the maturity date of June 22, 2023. Credit Facility availability is reduced by outstanding letters of credit, amounting to nil as at December 31, 2018.

(iii)
The terms 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

40   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Scheduled Debt Principal Repayments

	2019	2020	2021	2022	2023	2024 and Thereafter	Total

2018 Notes	$–	$–	$–	$–	$–	$350,000	$350,000

2017 Notes	–	–	–	–	–	300,000	300,000

2016 Notes	–	–	–	–	100,000	250,000	350,000

2015 Note	–	–	–	–	–	50,000	50,000

2012 Notes	–	–	–	100,000	–	100,000	200,000

2010 Notes	–	360,000	–	125,000	–	–	485,000

Total	$–	$360,000	$–	$225,000	$100,000	$1,050,000	$1,735,000

Credit Facility

On December 14, 2018, the Company amended its $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") to, among other things, extend the maturity date from June 22, 2022 to June 22, 2023 and amend pricing terms.

As at December 31, 2018 and December 31, 2017, no amounts were outstanding under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit. As at December 31, 2018, $1,200.0 million was available for future drawdown under the Credit Facility (December 31, 2017 – $1,199.2 million). During the year ended December 31, 2018, Credit Facility drawdowns totaled $300.0 million and repayments totaled $300.0 million. During the year ended December 31, 2017, Credit Facility drawdowns totaled $280.0 million and repayments totaled $280.0 million.

The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.20% to 1.75%, through LIBOR advances, bankers' acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.20% to 2.75% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.80% to 1.83%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.24% to 0.55% of the undrawn portion of the facility. In each case, the applicable margin or standby fees vary depending on the Company's credit rating and the Company's total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio.

2018 Notes

On February 27, 2018, the Company agreed to a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes") which were issued on April 5, 2018. Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   41

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$45,000	4.38%	4/5/2028

Series B	55,000	4.48%	4/5/2030

Series C	250,000	4.63%	4/5/2033

Total	$350,000

2017 Notes

On May 5, 2017, the Company agreed to a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which were issued on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%.

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$40,000	4.42%	6/29/2025

Series B	100,000	4.64%	6/29/2027

Series C	150,000	4.74%	6/29/2029

Series D	10,000	4.89%	6/29/2032

Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes").

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.54%	6/30/2023

Series B	200,000	4.84%	6/30/2026

Series C	50,000	4.94%	6/30/2028

Total	$350,000

42   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

2015 Note

On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes").

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

Total	$200,000

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes" and, together with the 2018 Notes, the 2017 Notes, the 2016 Notes, the 2015 Note and the 2012 Notes, the "Notes").

On April 7, 2017, the Company repaid Series A of the 2010 Notes with principal of $115.0 million and an annual interest rate of 6.13%. As at December 31, 2018, the principal amount of the 2010 Notes that remains outstanding is $485.0 million.

The following table sets out details of the individual series of the 2010 Notes that remain outstanding:

	Principal	Interest Rate	Maturity Date

Series B	360,000	6.67%	4/7/2020

Series C	125,000	6.77%	4/7/2022

Total	$485,000

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility and the Notes is guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the "Note Purchase Agreements") contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   43

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

14. LONG-TERM DEBT (Continued)

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and the Note Purchase Agreements (other than the 2018 Notes) require the Company to maintain a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements as at December 31, 2018.

Interest on Long-term Debt

Total long-term debt interest costs incurred during the year ended December 31, 2018 were $87.4 million (2017 – $70.0 million).

Total borrowing costs capitalized to property, plant and mine development during the year ended December 31, 2018 were $7.9 million (2017 – $6.4 million) at a capitalization rate of 1.33% (2017 – 1.37%).

15. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2018	As at December 31, 2017

Long-term portion of finance lease obligations (Note 13(A))	$–	$1,915

Pension benefit obligations	32,881	33,542

Other	9,738	4,872

Total other liabilities	$42,619	$40,329

Pension Benefit Obligations

The Company provides the Executives Plan for certain current and former senior officers and the Retirement Program for eligible employees, which are both considered defined benefit plans under IAS 19 – Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2018. The plans operate under similar regulatory frameworks and generally face similar risks.

The Executives Plan pension formula is based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan.

The Company provides a defined benefit retirement program for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed at least 10 years of service as a permanent employee and are 57 years of age or older. The Retirement Program is not funded.

44   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The funded status of the Company's defined benefit obligations relating to the Company's Executives Plan and Retirement Program for 2018 and 2017, is as follows:

	Year Ended December 31,

	2018	2017

Reconciliation of plan assets:

Plan assets, beginning of year	$2,457	$2,192

Employer contributions	1,037	303

Benefit payments	(819)	(90)

Administrative expenses	(109)	(106)

Interest on assets	79	87

Net return on assets excluding interest	(79)	(87)

Effect of exchange rate changes	(203)	158

Plan assets, end of year	2,363	2,457

Reconciliation of defined benefit obligation:

Defined benefit obligation, beginning of year	24,243	11,867

Current service cost	975	493

Past service cost	–	8,754

Benefit payments	(819)	(90)

Interest cost	758	544

Actuarial (gains) losses arising from changes in economic assumptions	(1,188)	1,035

Actuarial losses arising from changes in demographic assumptions	1,277	–

Actuarial (gains) losses arising from Plan experience	(226)	421

Effect of exchange rate changes	(1,988)	1,219

Defined benefit obligation, end of year	23,032	24,243

Net defined benefit liability, end of year	$20,669	$21,786

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   45

The components of Agnico Eagle's pension expense recognized in net income (loss) relating to the Executives Plan and the Retirement Program are as follows:

	Year Ended December 31,

	2018	2017

Current service cost	$975	$493

Past service cost	–	8,754

Administrative expenses	109	106

Interest cost on defined benefit obligation	758	544

Interest on assets	(79)	(87)

Pension expense	$1,763	$9,810

The remeasurements of the net defined benefit liability recognized in other comprehensive income (loss) relating to the Company's Executives Plan and the Retirement Program are as follows:

	Year Ended December 31,

	2018	2017

Actuarial (gains) losses relating to the defined benefit obligation	(137)	1,456

Net return on assets excluding interest	79	87

Total remeasurements of the net defined benefit liability	$(58)	$1,543

In 2019, the Company expects to make contributions of $1.4 million and benefit payments of $1.3 million, in aggregate, related to the Executives Plan and the Retirement Program. The weighted average duration of the Company's defined benefit obligation is 5.8 years at December 31, 2018 (2017 – 6.4 years).

The following table sets out significant assumptions used in measuring the Company's Executives Plan defined benefit obligations:

	As at December 31,

	2018	2017

Assumptions:

Discount rate – beginning of year	3.3%	3.8%

Discount rate – end of year	3.8%	3.3%

46   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out significant assumptions used in measuring the Company's Retirement Program defined benefit obligations:

	As at December 31,

	2018	2017

Assumptions:

Discount rate – beginning of year	3.0%	3.3%

Discount rate – end of year	3.5%	3.0%

Range of mine closure dates	2019 – 2032	2018 – 2034

Termination of employment per annum	0.53% – 2.58%	0.65% – 10.0%

Other significant actuarial assumptions used in measuring the Company's Retirement Program defined benefit obligations as at December 31, 2018 and December 31, 2017 include assumptions of the expected retirement age of participants.

The following table sets out the effect of changes in significant actuarial assumptions on the Company's Executives Plan and Retirement Program defined benefit obligations:

As at December 31, 2018

Change in assumption:

0.5% increase in discount rate	(1,039)

0.5% decrease in discount rate	1,129

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Company's defined benefit obligation related to the Executives Plan and the Retirement Program as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

Other Plans

In addition to its defined benefit pension plans, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2018, $12.6 million (2017 – $10.6 million) was contributed to the Basic Plan, $0.2 million of which related to contributions for key management personnel (2017 – $0.2 million). The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive's earnings for the year (including salary and short-term bonus). In 2018, the Company made $1.6 million (2017 – $1.4 million) in notional contributions to the Supplemental Plan, $1.0 million (2017 – $1.0 million) of which related to contributions for key management personnel. The Company's liability related to the Supplemental Plan is $8.8 million at December 31, 2018 (2017 – $8.2 million). At retirement date, the notional account balance is converted to a pension payable in five annual installments.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   47

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

16. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2018, Agnico Eagle's issued common shares totaled 235,025,507 (December 31, 2017 – 232,793,335), of which 566,910 common shares are held in a trust as described below (2017 – 542,894).

The common shares are held in a trust in connection with the Company's RSU plan, PSU plan and a Long Term Incentive Plan ("LTIP") for certain employees of the Partnership and CMC. The trusts have been evaluated under IFRS 10 – Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in a trust are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in the trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2018 were exercised:

Common shares outstanding at December 31, 2018	234,458,597

Employee stock options	6,361,265

Common shares held in a trust in connection with the RSU plan (Note 17(C)), PSU plan (Note 17(D)) and LTIP	566,910

Total	241,386,772

Net Income (Loss) Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Year Ended December 31,

	2018	2017

Net income (loss) for the year	$(326,701)	$240,795

Weighted average number of common shares outstanding – basic (in thousands)	233,251	230,252

Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	–	694

Add: Dilutive impact of employee stock options	–	1,515

Weighted average number of common shares outstanding – diluted (in thousands)	233,251	232,461

Net income (loss) per share – basic	$(1.40)	$1.05

Net income (loss) per share – diluted	$(1.40)	$1.04

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

48   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018, the impact of any additional shares issued under the employee stock option plan or related to the RSU plan, PSU plan or LTIP would have been anti-dilutive as a result of the net loss recorded for the year. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share in 2018. For the year ended December 31, 2017, 52,000 employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

Equity Issuance

On March 31, 2017, the Company issued and sold 5,003,412 common shares of the Company to an institutional investor in the United States at a price of $43.97 per common share, for total consideration of approximately $220.0 million. Transaction costs of approximately $5.0 million (net of tax of $1.7 million) were incurred, resulting in a net increase to share capital of $215.0 million.

17. STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan

    The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2018, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 35,700,000 common shares.

    Of the 1,990,850 stock options granted under the ESOP in 2018, 496,973 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2023, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 2,018,140 stock options granted under the ESOP in 2017, 499,796 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2022, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   49

    The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Year Ended December 31, 2018			Year Ended December 31, 2017
	Number of Stock Options		Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price

Outstanding, beginning of year	5,857,504	C$	41.18	5,478,837	C$	34.40

Granted	1,990,850		58.04	2,018,140		56.57

Exercised	(1,220,921)		32.46	(1,538,729)		37.18

Forfeited	(59,168)		53.91	(99,644)		42.09

Expired	(207,000)		52.13	(1,100)		37.05

Outstanding, end of year	6,361,265	C$	47.65	5,857,504	C$	41.18

Options exercisable, end of year	3,429,813	C$	42.28	2,628,998	C$	37.66

    The average share price of Agnico Eagle's common shares during the year ended December 31, 2018 was C$52.81 (2017 – C$59.47).

    The weighted average grant date fair value of stock options granted in 2018 was C$12.66 (2017 – C$14.51). The following table sets out information about Agnico Eagle's stock options outstanding and exercisable as at December 31, 2018:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price

C$28.03 – C$38.15	2,544,126	1.55 years	C$	33.07	2,052,333	1.44 years	C$	32.28

C$40.66 – C$66.57	3,817,139	3.52 years		57.37	1,377,480	3.36 years		57.18

C$28.03 – C$66.57	6,361,265	2.73 years	C$	47.65	3,429,813	2.21 years	C$	42.28

    The Company has reserved for issuance 6,361,265 common shares in the event that these stock options are exercised.

    The number of common shares available for the grant of stock options under the ESOP as at December 31, 2018 was 7,046,981.

50   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,

	2018	2017

Risk-free interest rate	2.10%	1.15%

Expected life of stock options (in years)	2.4	2.3

Expected volatility of Agnico Eagle's share price	35.0%	45.0%

Expected dividend yield	1.00%	1.09%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The total compensation expense for the ESOP recorded in the general and administrative line item of the consolidated statements of income (loss) for 2018 was $19.8 million (2017 – $19.5 million). Of the total compensation cost for the ESOP, $0.5 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2018 (2017 – $0.3 million).

    Subsequent to the year ended December 31, 2018, 2,118,850 stock options were granted under the ESOP, of which 527,975 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2024, vest in equal installments on each anniversary date of the grant over a three-year period.

  B)
  Incentive Share Purchase Plan

    On June 26, 1997, the Company's shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle's common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

    Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2018 related to the ISPP was $6.9 million (2017 – $5.8 million).

    In 2018, 515,432 common shares were subscribed for under the ISPP (2017 – 382,663) for a value of $20.6 million (2017 – $17.4 million). In May 2015, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 7,100,000 from 6,100,000. As at December 31, 2018, Agnico Eagle has reserved for issuance 656,875 common shares (2017 – 1,172,307) under the ISPP.

  C)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   51

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

    In 2018, 379,324 (2017 – 369,623) RSUs were granted with a grant date fair value of $47.91 (2017 – $44.42). In 2018, the Company funded the RSU plan by transferring $17.6 million (2017 – $16.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the RSU plan was $15.2 million in 2018 (2017 – $13.1 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the consolidated statements of income (loss).

    Subsequent to the year ended December 31, 2018, 404,100 RSUs were granted under the RSU plan.

  D)
  Performance Share Unit Plan

    Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

    In 2018, 180,000 (2017 – 182,000) PSUs were granted with a grant date fair value of $58.47 (2017 – $49.38). The Company funded the PSU plan by transferring $8.4 million (2017 – $8.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding. In 2018, the Company purchased an additional 100,345 shares to fulfill the payout of its 2016 PSU grant. The Company funded the purchase by transferring $3.5 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchase was treated as a treasury transaction and recognized directly in equity.

    Compensation expense related to the PSU plan was $9.3 million in 2018 (2017 – $6.0 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the consolidated statements of income (loss).

    Subsequent to the year ended December 31, 2018, 190,500 PSUs were granted under the PSU plan.

52   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

18. OTHER RESERVES

The following table sets out the movements in other reserves during the years ended December 31, 2018 and December 31, 2017:

	Equity securities reserve	Cash flow hedge reserve	Costs of hedging reserve(i)	Total(i)

Balance at December 31, 2016	$32,127	$–	$–	$32,127

Unrealized change in fair value	(21,179)	10,763	3,092	(7,324)

Tax impact	1,390	–	–	1,390

Realized gain reclassified to net income	(168)	–	–	(168)

Impairment loss reclassified to net income	8,532	–	–	8,532

Tax impact of reclassifications	(1,117)	–	–	(1,117)

Restated Balance at December 31, 2017	$19,585	$10,763	$3,092	$33,440

Adoption of IFRS 9 on January 1, 2018	(44,048)	–	–	(44,048)

Tax impact	4,663	–	–	4,663

Adjusted Balance at January 1, 2018	$(19,800)	$10,763	$3,092	$(5,945)

Net change in fair value	(39,585)	(6,984)	(3,092)	(49,661)

Transfer of loss on disposal of equity securities at FVOCI to deficit	1,290	–	–	1,290

Hedging gains transferred to property, plant and mine development	–	(3,779)	–	(3,779)

Balance at December 31, 2018	$(58,095)	$–	$–	$(58,095)

Note:

(i)
The Company has adopted IFRS 9 – Financial instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's consolidated financial statements.

19. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

During the year ended December 31, 2018, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 74.0% of revenues from mining operations in the Northern and Southern business units. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   53

The following table sets out sales to individual customers that exceeded 10% of revenues from mining operations:

Year Ended December 31, 2018(i)

Customer 1	$453,561

Customer 2	419,907

Customer 3	390,745

Customer 4	358,087

Total sales to customers exceeding 10% of revenues from mining operations	$1,622,300

Percentage of total revenues from mining operations	74.0%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2018, the Company had $10.1 million (2017 – $12.0 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income (loss):

Year Ended December 31, 2018(i)

Revenue from contracts with customers	2,192,044

Provisional pricing adjustments on concentrate sales	(823)

Total revenues from mining operations	$2,191,221

54   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

19. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES (Continued)

The following table sets out the disaggregation of revenue by metals and form of sale:

Year Ended December 31, 2018(i)

Revenues from mining operations:

Gold	$2,080,270

Silver	75,676

Zinc	15,293

Copper	20,805

Provisional pricing adjustments on concentrate sales	(823)

Total revenues from mining operations	$2,191,221

In 2018, precious metals (gold and silver) accounted for 98.4% of Agnico Eagle's revenues from mining operations (2017 – 99.3%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

Note:

(i)
The Company has adopted IFRS 15 on a modified retrospective basis. Under this method, the comparative information has not been restated (refer to Note 3). There would be no change to total revenues from mining operations for the year ended December 31, 2018 if reported under IAS 18.

20. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company's financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

  A)
  Market Risk

    Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

    i.
    Interest Rate Risk

      Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations that have floating interest rates.

      There is no impact on income before income and mining taxes or equity of a 1.0% increase or decrease in interest rates as at December 31, 2018 and December 31, 2017.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   55

    ii.
    Commodity Price Risk

    a.
    Metal Prices

        Agnico Eagle's revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

        In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company's policy does not allow speculative trading. As at December 31, 2018, there were no metal derivative positions.

      b.
      Fuel

        To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (refer to Note 21 for further details on the Company's derivative financial instruments).

    iii.
    Foreign Currency Risk

      The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (refer to Note 21 for further details on the Company's derivative financial instruments).

    The following table sets out the translation impact on income before income and mining taxes and equity for the year ended December 31, 2018 of a 10.0% change in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant.

	Impact on Income Before Income and Mining Taxes and Equity

	10.0% Strengthening of the US Dollar	10.0% Weakening of the US Dollar

Canadian dollar	$862	$(862)

Euro	$3,982	$(3,982)

Mexican peso	$(5,915)	$5,915

56   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  B)
  Credit Risk

    Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables and derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2018	As at December 31, 2017

Cash and cash equivalents	$301,826	$632,978

Short-term investments	6,080	10,919

Trade receivables	10,055	12,000

Derivative financial instrument assets	180	17,240

Total	$318,141	$673,137

  C)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to finance lease obligations are detailed in Note 13(A) and contractual maturities relating to long-term debt are detailed in Note 14. Other financial liabilities, including accounts payable and accrued liabilities and derivative financial instruments, have maturities within one year of December 31, 2018.

  D)
  Capital Risk Management

    The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

    Agnico Eagle's capital structure comprises a mix of long-term debt and total equity as follows:

	As at December 31, 2018	As at December 31, 2017

Long-term debt	$1,721,308	$1,371,851

Total equity	4,550,012	4,946,991

Total	$6,271,320	$6,318,842

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   57

    The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

    See Note 14 for details related to Agnico Eagle's compliance with its long-term debt covenants.

  E)
  Changes in liabilities arising from financing activities
	As at December 31, 2017	Changes from Financing Cash Flows(i)	Foreign Exchange	Other(ii)	As at December 31, 2018

Long-term debt	$1,371,851	$346,785	$–	$2,672	$1,721,308

Finance lease obligations	5,327	(3,382)	(125)	94	1,914

Total liabilities from financing activities	$1,377,178	$343,403	$(125)	$2,766	$1,723,222

    Notes:

(i)
Includes the 2018 Notes net of the financing costs on the notes issuance.

(ii)
Includes the amortization of deferred financing costs on long-term debt and interest paid on finance lease obligations reflected in cash from operating activities.

21. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2018, the Company did not have any outstanding foreign exchange zero cost collars with a cash flow hedging relationship that qualified for hedge accounting under IFRS 9.

As at December 31, 2018, the Company had outstanding derivative contracts where hedge accounting was not applied. At December 31, 2018, the non-hedge derivatives related to $626.4 million of 2019 expenditures and the Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2018 and 2017 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at December 31, 2018 or December 31, 2017. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

58   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at December 31, 2018 relating to 12.0 million gallons of heating oil (December 31, 2017 – 5.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss). The Company does not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

As at December 31, 2018 and December 31, 2017, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss):

	Year Ended December 31,

	2018	2017

Premiums realized on written foreign exchange call options	$(3,110)	$(2,925)

Unrealized loss on warrants(i)	452	15

Realized gain on currency and commodity derivatives	(2,790)	(10,832)

Unrealized loss (gain) on currency and commodity derivatives(i)	11,513	(4,156)

Loss (gain) on derivative financial instruments	$6,065	$(17,898)

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and through the other line item of the consolidated statements of cash flows.

22. OTHER INCOME

The following table sets out a summary of the amounts recognized in the other income line item of the consolidated statements of income (loss):

	Year Ended December 31,

	2018	2017

(Gain) loss on disposal of property, plant and mine development	$(22,764)	$8,815

Interest income	(10,245)	(10,564)

Other	(2,285)	(2,128)

Other income	$(35,294)	$(3,877)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   59

Sale of West Pequop Joint Venture, Summit and PQX Properties

On June 11, 2018, the Company completed the sale of its 51% interest in the West Pequop Joint Venture and its 100% interest in the Summit and PQX properties located in northeastern Nevada (collectively, the "Nevada Properties") to a subsidiary of Newmont Mining Corp.

Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties. Upon closing of the sale, the Company recognized a net gain on disposal of $26.5 million in the other income line item of the consolidated statements of income (loss) and through the other line item of the consolidated statements of cash flows.

The Nevada Properties were included in the Company's Exploration segment.

23. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, LaRonde Zone 5 mine, Lapa mine, Goldex mine, Meadowbank mine including the Amaruq deposit, Canadian Malartic joint operation, Meliadine project and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota mine and La India mine

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

The Company has adjusted its operating segments as a result of the acquisition of the additional 50.0% of the CMC Exploration Assets on March 28, 2018 (see Note 5). The Company has reclassified the CMC Exploration Assets and

60   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

applicable exploration expenses from the Canadian Malartic joint operation segment into the Exploration segment and comparative information has been restated to reflect this change.

	Year Ended December 31, 2018

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Loss	Segment Income (Loss)

Northern Business:

LaRonde mine	$516,673	$(228,294)	$–	$–	$288,379

LaRonde Zone 5 mine	21,327	(12,991)	–	–	8,336

Lapa mine	39,797	(27,870)	–	–	11,927

Goldex mine	152,426	(78,533)	–	–	73,893

Meadowbank mine	323,142	(211,147)	(25,128)	–	86,867

Canadian Malartic joint operation	448,526	(199,761)	(488)	(250,000)	(1,723)

Kittila mine	237,284	(157,032)	–	–	80,252

Total Northern Business	1,739,175	(915,628)	(25,616)	(250,000)	547,931

Southern Business:

Pinos Altos mine	270,855	(138,362)	–	–	132,493

Creston Mascota mine	54,673	(37,270)	–	–	17,403

La India mine	126,518	(69,095)	–	(39,017)	18,406

Total Southern Business	452,046	(244,727)	–	(39,017)	168,302

Exploration	–	–	(112,054)	(100,676)	(212,730)

Segments totals	$2,191,221	$(1,160,355)	$(137,670)	$(389,693)	$503,503

Total segments income					$503,503

Corporate and other:

Amortization of property, plant and mine development					(553,933)

General and administrative					(124,873)

Finance costs					(96,567)

Loss on derivative financial instruments					(6,065)

Environmental remediation					(14,420)

Foreign currency translation loss					(1,991)

Other income					35,294

Loss before income and mining taxes					$(259,052)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   61

	Year Ended December 31, 2017

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)

Northern Business:

LaRonde mine	$484,488	$(185,488)	$–	$299,000

Lapa mine	64,572	(38,786)	–	25,786

Goldex mine	139,665	(71,015)	–	68,650

Meadowbank mine	449,025	(224,364)	(28,871)	195,790

Canadian Malartic joint operation	404,441	(188,568)	(489)	215,384

Kittila mine	248,761	(148,272)	–	100,489

Total Northern Business	1,790,952	(856,493)	(29,360)	905,099

Southern Business:

Pinos Altos mine	257,905	(108,726)	–	149,179

Creston Mascota mine	63,798	(31,490)	–	32,308

La India mine	129,949	(61,133)	–	68,816

Total Southern Business	451,652	(201,349)	–	250,303

Exploration	–	–	(112,090)	(112,090)

Segments totals	$2,242,604	$(1,057,842)	$(141,450)	$1,043,312

Total segments income				$1,043,312

Corporate and other:

Amortization of property, plant and mine development				(508,739)

General and administrative				(115,064)

Impairment loss on equity securities				(8,532)

Finance costs				(78,931)

Gain on derivative financial instruments				17,898

Environmental remediation				(1,219)

Foreign currency translation loss				(13,313)

Other income				3,877

Income before income and mining taxes				$339,289

62   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets as at

	December 31, 2018	December 31, 2017

Northern Business:

LaRonde mine	$794,155	$845,113

LaRonde Zone 5 mine	59,420	25,037

Lapa mine	11,654	17,867

Goldex mine	289,393	275,132

Meadowbank mine	681,761	565,355

Canadian Malartic joint operation	1,550,565	1,810,162

Meliadine project	1,645,360	1,194,414

Kittila mine	1,082,017	982,378

Total Northern Business	6,114,325	5,715,458

Southern Business:

Pinos Altos mine	551,179	668,492

Creston Mascota mine	47,960	50,144

La India mine	315,411	427,957

Total Southern Business	914,550	1,146,593

Exploration	489,270	410,241

Corporate and other	334,698	593,309

Total assets	$7,852,843	$7,865,601

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   63

The following table sets out the changes in the carrying amount of goodwill by segment for the years ended December 31, 2017 and December 31, 2018:

	Meliadine Project	La India Mine	Canadian Malartic Joint Operation	Exploration	Total

Cost:

Balance at December 31, 2017	$200,064	$39,017	$657,792	$–	$896,873

Acquisition (Note 5)	–	–	(60,000)	60,000	–

Balance at December 31, 2018	$200,064	$39,017	$597,792	$60,000	$896,873

Accumulated impairment:

Balance at December 31, 2017	$(200,064)	$–	$–	$–	$(200,064)

Impairment loss (Note 24)	–	(39,017)	(250,000)	–	(289,017)

Balance at December 31, 2018	$(200,064)	$(39,017)	$(250,000)	$–	$(489,081)

Carrying amount at December 31, 2017	$–	$39,017	$657,792	$–	$696,809

Carrying amount at December 31, 2018	$–	$–	$347,792	$60,000	$407,792

64   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out capital expenditures by segment:

	Capital Expenditures Year Ended December 31,

	2018	2017

Northern Business:

LaRonde mine	$77,488	$67,128

LaRonde Zone 5 mine	25,896	22,621

Goldex mine	52,857	57,050

Meadowbank mine	202,353	111,516

Canadian Malartic joint operation	82,833	86,549

Meliadine project	398,090	372,071

Kittila mine	173,704	87,789

Total Northern Business	1,013,221	804,724

Southern Business:

Pinos Altos mine	40,297	49,337

Creston Mascota mine	19,500	8,108

La India mine	9,197	10,783

Total Southern Business	68,994	68,228

Corporate and other	6,885	1,201

Total capital expenditures	$1,089,100	$874,153

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,

	2018	2017

Canada	$1,501,891	$1,542,191

Mexico	452,046	451,652

Finland	237,284	248,761

Total revenues from mining operations	$2,191,221	$2,242,604

Note:

(i)
Presented based on the location of the mine from which the product originated.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   65

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2018

23. SEGMENTED INFORMATION (Continued)

The following table sets out non-current assets by geographic area:

	Non-current Assets as at

	December 31, 2018	December 31, 2017

Canada	$4,893,840	$4,452,478

Mexico	863,672	1,026,740

Finland	1,007,370	900,831

Sweden	13,812	13,812

United States	1,697	10,206

Total non-current assets	$6,780,391	$6,404,067

24. IMPAIRMENT LOSS

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and if an indicator of impairment is identified, goodwill and long-lived assets are tested for impairment at that time. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount.

Goodwill Impairment Tests

The estimated recoverable amount of the Canadian Malartic joint operation segment as at December 31, 2018 and December 31, 2017 was determined on the basis of fair value less costs to dispose of the Canadian Malartic mine as well as the exploration properties included in the joint operation. As a result of the acquisition of the additional 50.0% of the CMC Exploration Assets on March 28, 2018 (see Note 5), the Company has removed the CMC Exploration Assets from the Canadian Malartic joint operation goodwill test in 2018. The estimated recoverable amount of the Canadian Malartic mine and certain exploration properties were calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 5.50% (2017 – 5.75% – 9.00%), commensurate with the estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,300 per ounce (in real terms) (2017 – $1,300), foreign exchange rates of US$0.76:C$1.00 to US$0.80:C$1.00 (2017 – US$0.78:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life of mine plans. Exploration properties within the joint operation were valued by reference to comparable recent transactions or by a cashflow extension approach where the mineralization is expected to have sufficiently similar economics to the mineralization of the Canadian Malartic mine. As the Canadian Malartic joint operation segment's carrying amount exceeded its estimated recoverable amount at December 31, 2018, an impairment loss of $250.0 million was recognized in the impairment loss line item in the consolidated statements of income (loss) at December 31, 2018 to decrease the carrying amount of goodwill. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

The estimated recoverable amount of the La India mine CGU as at December 31, 2018 and December 31, 2017 was determined on the basis of fair value less costs to dispose of the La India mine. The estimated recoverable amount of the La India mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 6.25% (2017 – 6.25%), commensurate with the estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,300 per ounce (in real terms)

66   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(2017 – $1,300), an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life of mine plans. Other mineral resources within the CGU were valued by reference to comparable recent transactions. As the La India mine CGU's carrying amount exceeded its estimated recoverable amount at December 31, 2018, an impairment loss of $39.0 million was recognized in the impairment loss line item in the consolidated statements of income (loss) at December 31, 2018 to decrease the carrying amount of goodwill. The goodwill impairment was primarily due to the expected loss of value from production while the carrying value was not equally reduced through amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Impairment Indicators Assessment

Agnico Eagle owns a 100% interest in the El Barqueño project in the state of Jalisco, Mexico. In 2018, 28,000 meters of drilling was completed at the El Barqueño project, with a principal focus on testing new target areas. Progress on current development studies at the end of 2018 indicated that the project did not meet the Company's internal investment criteria. The Company identified this as a circumstance that suggested that the carrying amount of the El Barqueño exploration asset may exceed its recoverable amount and an impairment test was performed as at December 31, 2018. In estimating the fair value of the El Barqueño project, the Company applied a market approach using a price per gold equivalent ounce metric by reference to comparable recent transactions. As the El Barqueño project's carrying amount exceeded its estimated fair value, an impairment loss of $101.6 million was recognized in the impairment loss line item in the consolidated statements of income (loss) at December 31, 2018 to decrease the carrying amount of the mining property. The El Barqueño project is part of the Company's Exploration segment.

Key Assumptions

Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction. Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions. Estimated production volumes are based on detailed life of mine plans and also take into account management's expected development plans. The production volumes used were consistent with the Company's mineral reserve and mineral resource estimates and in certain circumstances, include expansion projects. Assumptions are also made related to the valuation of mineral resources beyond what is included in the life of mine plans including determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where no comprehensive economic study has been completed.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   67

25. INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,

	2018	2017

Current income and mining taxes	$98,610	$87,639

Deferred income and mining taxes:

Origination and reversal of temporary differences	(30,961)	10,855

Total income and mining taxes expense	$67,649	$98,494

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,

	2018	2017

Combined federal and composite provincial tax rates	26%	26%

Expected income tax expense (recovery) at statutory income tax rate	$(67,354)	$88,215

Increase (decrease) in income and mining taxes resulting from:

Mining taxes	42,991	40,886

Impact of foreign tax rates	(11,308)	(7,915)

Permanent differences	(3,599)	(4,813)

Impairment not tax deductible	100,736	–

Impact of foreign exchange on deferred income tax balances	6,183	(17,879)

Total income and mining taxes expense	$67,649	$98,494

The following table sets out the components of Agnico Eagle's net deferred income and mining tax liabilities:

	As at December 31, 2018	As at December 31, 2017

Mining properties	$1,056,185	$1,089,751

Net operating and capital loss carry forwards	(87,025)	(97,946)

Mining taxes	(72,637)	(75,238)

Reclamation provisions and other liabilities	(99,815)	(89,226)

Total deferred income and mining tax liabilities	$796,708	$827,341

68   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,

	2018	2017

Deferred income and mining tax liabilities – beginning of year	$827,341	$819,562

Income and mining tax impact recognized in net income	(30,671)	10,181

Income tax impact recognized in other comprehensive income (loss) and equity	38	(2,402)

Deferred income and mining tax liabilities – end of year	$796,708	$827,341

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2018	As at December 31, 2017

Net capital loss carry forwards	$74,364	$54,503

Other deductible temporary differences	270,590	265,919

Unrecognized deductible temporary differences and unused tax losses	$344,954	$320,422

The Company also has unused tax credits of $12.7 million as at December 31, 2018 (December 31, 2017 – $12.9 million) for which a deferred tax asset has not been recognized.

Capital loss carry forwards and other deductible temporary differences have no expiry date while the unused tax credits expire in 2020.

The Company has $285.7 million (2017 – $474.9 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

26. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2018, employee benefits expense was $596.7 million (2017 – $526.8 million). In 2018, related party transactions consisted of the Company's acquisition of the CMC Exploration Assets (Note 5) and compensation of key management personnel. In 2017, there were no related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   69

The following table sets out the compensation of key management personnel:

	Year Ended December 31,

	2018	2017

Salaries, short-term incentives and other benefits	$14,701	$13,852

Post-employment benefits	1,984	1,928

Share-based payments	20,440	16,331

Total	$37,125	$32,111

27. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2018, the total amount of these guarantees was $358.9 million.

Certain of the Company's properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements.

  •
  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine's operations commenced, the Company has been required to pay 2.0% on net smelter returns, defined as revenue less processing costs. The royalty is paid on an annual basis in the following year.

  •
  The Company is committed to pay 2.0% net smelter return on the Barsele property in Sweden. The net smelter return is defined as gross proceeds less refining costs. Payment is required quarterly one month in arrears. The Company has a buyout option to repurchase the royalty for aggregate consideration of $5.0 million.

  •
  The Partnership is committed to pay a royalty on production from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.

  •
  The Company is committed to pay 2.0% net smelter return royalties on the LaRonde Zone 5 mine in Quebec, Canada.

  •
  The Company is committed to pay a 12.0% net profits interest royalty on production from the Meadowbank mine in Nunavut, Canada.

  •
  The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at the Pinos Altos and Creston Mascota mines and 0.5% at the La India mine.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

70   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company had the following purchase commitments as at December 31, 2018, of which $90.4 million related to capital expenditures:

Purchase Commitments

2019	$67,568

2020	25,916

2021	5,559

2022	3,481

2023	453

Thereafter	1,625

Total	$104,602

28. ONGOING LITIGATION

On August 2, 2016, the Partnership, a general partnership jointly owned by the Company and Yamana, was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impact of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits occurred in

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   71

October 2018, but no judgment has been rendered. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

29. SUBSEQUENT EVENTS

Dividends Declared

On February 14, 2019, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.125 per common share (a total value of approximately $29.4 million), paid on March 15, 2019 to holders of record of the common shares of the Company on March 1, 2019.

72   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (thousands of United States dollars, except per share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars)
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AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars)